LOSS REIMBURSEMENT AGREEMENT

THIS AGREEMENT is made and entered into as of the 31st day of December, 2008, by and between U.S. Bancorp Fund Services, LLC, a Wisconsin limited liability company (“USBFS”), and Baird Funds, Inc., a Wisconsin corporation (the “Baird Funds”).

WHEREAS, USBFS provides transfer agent, fund administration, fund accounting and other services to Baird.

WHEREAS, FAF Advisors, Inc. (“FAF”), an affiliate of USBFS, provides securities lending services to the Baird Funds pursuant to a Securities Lending Agreement (the “Securities Lending Agreement”).

WHEREAS, under the Securities Lending Agreement, FAF enters into securities loans on behalf of certain series of the Baird Funds (the “Series”) and invests the cash received as collateral for the loans.

WHEREAS, FAF invested $32,000,000 of cash collateral received by the Series in connection with securities lending in shares of the Reserve Primary Fund (the “Reserve Fund”).

WHEREAS, after reporting a net asset value of less than $1.00 per share in September 2008 as a result of its holdings of debt securities issues by Lehman Brothers Holdings, the Reserve Fund has ceased calculating its NAV, experienced redemption requests involving substantially all of its assets, distributed some of its assets and adopted a plan of liquidation and distribution of its remaining assets;

WHEREAS, following the Reserve Funds’ announcement of its plan of liquidation and distribution of its assets, and based on other publicly available information, the Valuation Committee for the Baird Funds has determined the fair value of the shares of the Reserve Fund still owned by the Series to be $0.9286 per share;

WHEREAS, out of the $32,000,000 that had been invested in the Reserve Fund by FAF on behalf of the Series at the time, the Series have received distributions, leaving a current balance at amortized cost of $6,744,513.15 (currently valued at 0.9286 of amortized cost);

WHEREAS, in consideration of their ongoing business relationships with the Baird Funds, FAF and USBFS wish to provide an amount of money to the Series that will enable the Series to cause the current value of the Reserve Fund shares to be equal to $1.00 per share.

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.           Loss Reimbursement Amount

USBFS hereby agrees to pay to the Baird Funds an amount equal to $492,549.05, to be allocated across the Series in respect of their ownership of Reserve Fund shares as set forth on Schedule I attached hereto. This payment, amounting to a waiver of securities lending income earned by U.S. Bank in 2008, shall be made as soon as practicable following the parties’ execution of this Agreement.  USBFS shall not be obligated under this Agreement to pay any additional amounts to the Baird Funds in respect of Reserve Fund shares in the event the fair value of such shares experiences further declines.

2.           No Admission of Liability; No Compromise of Rights

(a) The Baird Funds acknowledge and agree that (i) USBFS and FAF are entering into this Agreement to preserve the business relationships that such parties have with Baird and (ii) by entering into this Agreement, FAF and USBFS are not (x) admitting to any facts with respect to the purchase of shares of the Reserve Fund or any liability with respect to such purchase under the Securities Lending Agreement or otherwise, (y) compromising any defenses that such parties might have under the Securities Lending Agreement or otherwise, or (z) creating any rights (other than the express rights contained in this Agreement) in addition to those that Baird might have under the Securities Lending Agreement.

(b)  FAF and USBFS acknowledge and agree that, by entering into this Agreement, Baird is not compromising any rights that it might have under the Securities Lending Agreement or otherwise with respect to the purchase of shares of the Reserve Fund or any other related actions taken thereafter.

3.           Automatic Termination

This Agreement shall automatically terminate in the event that Baird terminates either (a) any agreement with USBFS under which USBFS provides to Baird transfer agent, fund administration, fund accounting or any other services, or (b) the Securities Lending Agreement.

4.           Amendment; Termination

This Agreement may not be amended except in writing executed by the party against which such amendment is sought to be enforced.  No course of dealing between or among any persons having any interest in this Agreement will be deemed effective to modify or amend any part of this Agreement or any rights or obligations of any person under or by reason of this Agreement.  Other than as set forth in Section 3 hereof, this Agreement may not be terminated except with the written consent of all of the parties hereto.

5.           Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any party hereto without the prior written consent of the other parties.

6.           Counterparts

This Agreement may be executed in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same instrument.

7.           Governing Law

The internal law, without regard to conflicts of laws principles, of the State of Wisconsin shall govern all questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

U.S. BANCORP FUND SERVICES, LLC

By   /s/ Joe Redwine

Its   President

BAIRD FUNDS, INC.

By   /s/ Mary Ellen Stanek

Its    President

SCHEDULE I

Allocation of Loss Reimbursement Amount

Name of Fund	Allocation Amount
Baird LargeCap	$8,642.10
Baird MidCap	$10,442.25
Baird Short-Term Bond	$19,558.34
Baird Core Plus Bond	$55,799.05
Baird Intermediate Bond	$138,821.85
Baird Aggregate Bond	$259,285.47